14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

June 11, 2015

United States Securities and Exchange Commission
The Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:	Karl Hiller, Branch Chief
Mark Wojciechowski
Lily Dang

	Re:	Gulfport Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Response letter dated April 13, 2015
File No. 0-19514

Dear Messrs. Hiller and Wojciechowski and Ms. Dang:

Set forth below is the response of Gulfport Energy Corporation, a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 28, 2015 regarding the Form 10-K for the fiscal year ended December 31, 2013 filed February 28, 2014 and the Form 10-K for the fiscal year ended December 31, 2014 filed February 27, 2015 (the “2014 Form 10-K”).

For your convenience, we have set forth below the Staff’s comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis, page 54

Overview, page 54

1.	We have read your response to prior comment one, as it relates to providing quantified information regarding the reasonably possible impact of current prices on reported reserve volumes and the ceiling test.

Given the understanding of well economics developed during the course of preparing reserve estimates, together with other factors, including internal rates of return and current prices that are routinely considered in connection with your

United States Securities and Exchange Commission

June 11, 2015

efforts to “re-optimize” development plans, it appears that information known to you would establish a reasonable basis to quantify reasonably possible effects of current prices on your estimates of proved reserves. Similarly, considering the manner by which the ceiling test is performed under the full cost methodology, we would expect you to have a reasonable basis to quantify reasonably possible near-term impacts of ceiling test impairments (using price information that is more current when filing your report than was utilized in the computation for the period covered by the report).

Unless you have determined that it is not reasonably possible that a continuation of the current economic environment would lead to material adverse effects, it appears you will need to revise your disclosure to provide quantified information regarding the reasonably possible effects of a continuation of current commodity prices on your reported reserve volumes and ceiling tests under the full cost methodology, to the extent that quantified information is reasonably available.

Please note that disclosure regarding reasonably likely effects of the prevailing changes in market prices, quantified pursuant to Item 303 of Regulation S-K, should be distinguished from any outlook or forecast of future results that you may otherwise choose to provide. See Section III.B of SEC Release 33-6835.

Response: As previously reported to the Commission, approximately 97.2% of the Company’s estimated proved reserves as of December 31, 2014 are attributable to the Company’s properties in the Utica Shale. The Utica Shale is a relatively new play that the Company has been developing aggressively since it spud its first well on its Utica Shale acreage in 2012. From that time through December 31, 2014, the Company spud 151 gross wells, 101 of which were completed as producing. In 2014 alone, the Company spud 85 gross (67.2 net) wells, of which 36 were completed and productive and, at December 31, 2014, 47 were still in various stages of completion or drilling. During 2015, the Company intends to drill 46 to 52 gross (28 to 32 net) wells in the Utica Shale and commence sales from 49 to 53 gross (42 to 46 net) wells, and anticipates 11 to 16 gross (four to six net) wells will be drilled, and sales commenced from 50 to 64 gross (seven to nine net) wells by other operators on the Company’s Utica Shale acreage. This increasing and continuous development activity has contributed to, and is expected to continue to contribute to, the Company’s significant proved reserve growth.

In light of the activity described above and for the additional factors described below, at this time the Company does not believe it is reasonably possible that a continuation of the current economic environment would lead to a material adverse effect on the Company’s reported reserves. While commodity prices declined significantly between June 1, 2014 and December 31, 2014, they subsequently began to recover and stabilize in spring of 2015. Further, commodity price is only one of the many components used in estimating proved reserves. Other key components include drilling and completion costs and other capital expenditures, drilling activity, production results, acquisitions, extensions and new discoveries. In light of the Company’s active drilling and hedging programs and the

United States Securities and Exchange Commission

June 11, 2015

increasing number of wells it completes and converts to sales, its active acquisition program and decreasing drilling and completion costs, all of which are disclosed in the Company’s filings with the Commission, the Company expects that its proved reserves will increase significantly in 2015 as compared to its reported reserves as of December 31, 2014.

Because the Company anticipates an increase in its reported proved reserves for the reasons described above, the Company does not anticipate a ceiling test writedown in the foreseeable future. The Company updates its ceiling test calculations each quarter. With the addition of new booked reserve locations each quarter, the Company anticipates that the growth of its present value of future net reserves will more than offset any decrease that may result due to a continuation of current commodity prices. Accordingly, the Company does not believe revisions to the specified disclosure are warranted at this time.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4885 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Keri Crowell Keri Crowell
Vice President and Controller

cc:	Seth R. Molay, P.C.